SANDLER O’NEILL & PARTNERS, L.P.

November 10, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ocean Shore Holding Co. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-153454

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Ocean Shore Holding Co. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on November 12, 2008, at 4:30 p.m., or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Christopher S. Hooper
Christopher S. Hooper Authorized Signatory